Exhibit 99.8

March 9, 2016

Consent of Independent Auditors

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2015 of Hydrogenics Corporation of our report dated March 8 2016, relating to the consolidated financial statements, which appears in Exhibit 99.1 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos.333-77004 and 333-116321), Form F-3 (No. 333-182974) and Form F-10 (No. 333-194940) of Hydrogenics Corporation of our report referred to above.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

March 9, 2016